Changes in Investment Policy – Convertible & Income Fund

Effective March 11, 2014, the Funds rescinded their non-fundamental investment policy to maintain a weighted average maturity typically ranging from five to ten years with respect to the portion of their portfolio allocated to income-producing convertible securities.